SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

PS BUSINESS PARKS, INC.

(Name of Subject Company (Issuer))

PS BUSINESS PARKS, INC., AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Depositary Shares each representing 1/1,000 of a Share of 5.250% Cumulative Preferred Stock, Series X

Depositary Shares each representing 1/1,000 of a Share of 5.200% Cumulative Preferred Stock, Series Y

Depositary Shares each representing 1/1,000 of a Share of 4.875% Cumulative Preferred Stock, Series Z

(Title of Class of Securities)

69360J 594

69360J 578

69360J 552

(CUSIP Number of Class of Securities)

Matthew L. Ostrower

Chief Financial Officer, Vice President and Treasurer

345 Park Avenue

New York, NY 10154

Telephone: (212) 583-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian M. Stadler

Jonathan R. Ozner

Matthew B. Rogers

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

Senet Bischoff

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 906-1200

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO (this “Schedule TO”) is being filed by PS Business Parks, Inc., a Maryland corporation (the “Company”), and relates to the offers by the Company to purchase for cash up to (i) 9,200,000 Depositary Shares each representing 1/1,000 of a Share of 5.250% Cumulative Preferred Stock, Series X of the Company (“Series X Preferred Shares”), (ii) 8,000,000 Depositary Shares each representing 1/1,000 of a Share of 5.200% Cumulative Preferred Stock, Series Y of the Company (“Series Y Preferred Shares”), and (iii) 13,000,000 Depositary Shares each representing 1/1,000 of a Share of 4.875% Cumulative Preferred Stock, Series Z of the Company (“Series Z Preferred Shares”) (collectively referred to as the “Securities” and each referred to as a “series” of Securities), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offers”).

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offers will expire at 11:59 p.m., New York City time, on December 20, 2022, unless the Offers are extended or earlier terminated. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) and Rule 13e-3(e)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in response to all items of this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

ITEM 2.	Subject Company Information.

(a) Name and Address. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 13. Certain Information Concerning the Company; Financial Information”

(b) Securities. This Schedule TO relates to the Company’s Series X Preferred Shares, Series Y Preferred Shares and Series Z Preferred Shares. The information set forth on the cover page of the Offer to Purchase, and set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 11. Historical Price Range of the Securities – Market Price of and Dividends on the Series X Preferred Shares”

“Section 11. Historical Price Range of the Securities – Market Price of and Dividends on the Series Y Preferred Shares”

“Section 11. Historical Price Range of the Securities – Market Price of and Dividends on the Series Z Preferred Shares”

(c) Trading Market and Price. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 11. Historical Price Range of the Securities”

ITEM 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and issuer. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 13. Certain Information Concerning the Company; Financial Information”

“Schedule I. Information Regarding the Directors and Executive Officers of the Company and its Affiliates”

ITEM 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Section 6. Number of Securities; Expiration Date”

“Section 7. Procedures for Tendering the Securities”

“Section 8. Withdrawal Rights”

“Section 9. Purchase of Securities and Payment of Purchase Price”

“Section 12. Source and Amount of Funds”

“Section 16. Material U.S. Federal Income Tax Consequences”

“Section 17. Extension of the Offers; Termination; Amendment”

(b) Purchases. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 14. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors – Section 1. Purpose of and Reasons for the Offers”

“Section 14. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”

“Schedule I. Information Regarding the Directors and Executive Officers of the Company and its Affiliates – 3. Transactions with Related Persons”

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Section 1. Purpose of and Reasons for the Offers”

“Special Factors – Section 2. Certain Effects of the Offers”

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 2. Certain Effects of the Offers – Potential Effects on Non-Tendering Holders – Reduction in Outstanding Securities.”

(c) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors – Section 2. Certain Effects of the Offers”

“Special Factors – Section 5. Plans of the Company After the Offers”

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The funds required to purchase the maximum amount of Securities sought is $449,728,000, excluding fees and expenses. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Section 12. Source and Amount of Funds”

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Section 10. Conditions of the Offers”

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Section 12. Source and Amount of Funds”

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 14. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”

“Schedule I. Information Regarding the Directors and Executive Officers of the Company and its Affiliates – 2. Information Concerning Blackstone”

(b) Securities Transactions. None.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 18. Fees and Expenses”

(b). Employees and Corporate Assets. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 18. Fees and Expenses”

ITEM 10.	Financial Statements.

(a) Financial Information. The audited consolidated financial statements as of December 31, 2021 and December 31, 2020 and for the three years ended December 31, 2021 are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, beginning on page 52 thereof, which is incorporated herein by reference. The unaudited consolidated financial statements as of September 30, 2022 and for the nine month periods ended September 30, 2022 and September 30, 2021 are included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, beginning on page 2 thereof, which is incorporated hereby by reference.

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 13. Certain Information Concerning the Company; Financial Information”

The Company does not believe that book value per share is relevant to the holders of Securities as the Securities are not convertible into shares of common stock and, unlike shares of common stock, are limited in their returns to dividends and have a fixed, specified liquidation preference and redemption prices.

(b) Pro Forma Information. Not applicable.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 14. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”

“Section 15. Legal Matters; Regulatory Approvals”

(c) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

See Exhibits Index.

ITEM 13.	Information Required by Schedule 13E-3.

Listed below is information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

Schedule 13E-3, Item 2. Subject Company Information.

(d) Dividends. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 11. Historical Price Range of the Securities – Market Price of and Dividends on the Series X Preferred Shares”

“Section 11. Historical Price Range of the Securities – Market Price of and Dividends on the Series Y Preferred Shares”

“Section 11. Historical Price Range of the Securities – Market Price of and Dividends on the Series Z Preferred Shares”

(e) Prior Public Offerings. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 11. Historical Price Range of the Securities – Prior Public Offerings and Stock Purchases”

(f) Prior Stock Purchases. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 11. Historical Price Range of the Securities – Prior Public Offerings and Stock Purchases”

Schedule 13E-3, Item 3. Identity and Background of Filing Person.

(b) Business and Background of Entities. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 13. – Certain Information Concerning the Company; Financial Information”

“Schedule I. Information Regarding the Directors and Executive Officers of the Company and its Affiliates”

(c) Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Schedule I. Information Regarding the Directors and Executive Officers of the Company and its Affiliates”

Schedule 13E3, Item 4. Terms of the Transaction.

(c) Different terms. There are no terms or arrangements treating any of the holders of the Securities differently from another.

(d) Appraisal rights. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 3. Fairness of the Offers”

“Section 7. Procedures for Tendering the Securities”

(e) Provisions for unaffiliated security holders. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors – Section 1. Purpose of and Reasons for the Offers”

“Special Factors – Section 3. Fairness of the Offers”

(f) Eligibility for listing or trading. Not applicable. The consideration offered to holders of Securities is cash.

Schedule 13E-3, Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors – Section 1. Purpose of and Reasons for the Offers”

“Section 13. – Certain Information Concerning the Company; Financial Information”

“Schedule I. Information Regarding the Directors and Executive Officers of the Company and its Affiliates – 3. Transactions with Related Persons”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors – Section 1. Purpose of and Reasons for the Offers”

“Section 13. – Certain Information Concerning the Company; Financial Information”

“Schedule I. Information Regarding the Directors and Executive Officers of the Company and its Affiliates – 3. Transactions with Related Persons”

(c) Negotiations or Contracts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors – Section 1. Purpose of and Reasons for the Offers”

“Section 13. – Certain Information Concerning the Company; Financial Information”

“Schedule I. Information Regarding the Directors and Executive Officers of the Company and its Affiliates – 3. Transactions with Related Persons”

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Section 1. Purpose of and Reasons for the Offers”

“Special Factors – Section 2. Certain Effects of the Offers”

(b) Alternatives. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 1. Purpose of and Reasons for the Offers”

(c) Reasons. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 1. Purpose of and Reasons for the Offers”

(d) Effects. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors – Section 2. Certain Effects of the Offers”

“Section 2. Certain Effects of the Offers – Potential Effects on Non-Tendering Holders – Reduction in Outstanding Securities.”

“Section 16. Material U.S. Federal Income Tax Consequences”

Schedule 13E-3, Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 3. Fairness of the Offers”

(b) Factors considered in determining fairness. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 3. Fairness of the Offers”

(c) Approval of security holders. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 3. Fairness of the Offers”

(d) Unaffiliated representative. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 3. Fairness of the Offers”

(e) Approval of directors. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 3. Fairness of the Offers”

(f) Other offers. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 3. Fairness of the Offers”

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report. opinion or appraisal. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 4. Summary of Financial Presentation”

(b) Preparer and summary of the report, opinion or appraisal. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 4. Summary of Financial Presentation”

(c) Availability of documents. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors – Section 4. Summary of Financial Presentation”

Schedule 13E-3, Item 10. Sources and Amount of Funds or Other Consideration.

(c) Expenses. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Section 12. Source and Amount of Funds”

“Section 18. Fees and Expenses”

Schedule 13E-3, Item 12. The Solicitation or Recommendation.

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 14. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”

(e) Recommendation of others. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Section 1. Purpose of and Reasons for the Offers”

Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(b) Employees and corporate assets. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 18. Fees and Expenses”

Schedule 13E-3, Item 15. Additional Information.

(b) Information required by Item 402(t)(2) and (3). None.

Schedule 13E-3, Item 16. Exhibits.

See Exhibits Index.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PS BUSINESS PARKS, INC.

By:	/s/ Matthew L. Ostrower
Name: Matthew L. Ostrower
Title: Chief Financial Officer, Vice President and Treasurer

Date: November 22, 2022

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 22, 2022.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Retail Processing Dealer Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated November 22, 2022.

(b)	Not applicable.

(c)(1)	Presentation materials, dated November 21, 2022, prepared by BofA Securities, Inc. for the Board of Directors of the Company.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table